voestalpine AG

voestalpine-Straße 1
4020 Linz, Austria
T. +43/50304/15-0
F. +43/50304/55-DW
www.voestalpine.com

Rechtsform: Aktiengesellschaft
Sitz: Linz/Austria, FN 66209 t
beim Landes- als Handelsgericht Linz
DVR 0752533
UID Nr. ATU 36919607

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street
Washington, D.C. 20549-0302
U.S.A.




08006025

SUPPL

Linz, 2008-11-12

Attention: 82-35027

Dear Sir / Madam,

Following our registration with regard to „Rule 12g3-2(b) Exemption from SEC Reporting" please find attached the following documents:

- Media information dated November 12, 2008

Due to the recent amendment of rule 12g3-2(b) we herewith like to inform you that all documents of voestalpine AG that are made public in Austria are also published on our website in English (www.voestalpine.com). In accordance with the amended rule 12g3-2(b) we therefore will not further submit any hardcopies of documents of voestalpine AG to your attention but instead are refering to the website of voestalpine AG.

Sincerely,
voestalpine AG

Peter Fleischer
Head of Investor Relations

voestalpine
EINEN SCHRITT VORAUS.

Medieninformation

12. November 2008

voestalpine platziert Anleihe in Höhe von 333 Millionen EUR

- **Mehrere qualifizierte Anleger, unter anderem das Land Oberösterreich, zeichnen eine Anleihe der voestalpine AG**
- **Gesamtes Emissionsvolumen von 333 Mio. EUR erfolgreich platziert**
- **Anleihe mit Laufzeit bis Ende 2010 bzw. Ende 2011**
- **Fixe Verzinsung von 5,75 Prozent pro Jahr**

Die voestalpine AG hat zur weiteren Refinanzierung der Übernahme der Böhler-Uddeholm AG eine fix verzinste Anleihe in der Höhe von 333 Mio. EUR ausschließlich an qualifizierte Anleger gemäß Kapitalmarktgesetz begeben. Unter anderem hat das Land Oberösterreich einen wesentlichen Teil der Anleihe gezeichnet. Das Land Oberösterreich und die übrigen Investoren beweisen damit ihr Vertrauen in das größte Unternehmen Oberösterreichs und sehen in der Zeichnung der Schuldverschreibungen eine wertbeständige Veranlagung. Mit dem nun aufgenommenen Kapital werden bestehende kurzfristige Kredite abgedeckt. Die bereits bisher gut abgesicherte Refinanzierung des Kaufs der Böhler-Uddeholm AG wird durch diese Platzierung daher weiter verbessert.

Die Anleihe wird von der voestalpine in zwei Tranchen getilgt, die erste Teilzahlung von 222 Millionen EUR ist am 17. Dezember 2010 fällig, der zweite Teilbetrag von 111 Millionen € wird am 17. Dezember 2011 getilgt. Die fixe Verzinsung über die gesamte Laufzeit beider Tranchen liegt bei 5,75 Prozent p.a. und entspricht damit marktüblichen Konditionen bei derartigen Veranlagungen.

Rückfragehinweis
voestalpine AG
Konzernkommunikation
Gerhard Kürner
voestalpine Straße 1
4020 Linz
T. +43/50304/15-2090
gerhard.kuerner@voestalpine.com
www.voestalpine.com

voestalpine
EINEN SCHRITT VORAUS.

Media information

November 12, 2008

voestalpine places EUR 333 million bond issue

- **Several qualified investors, including the Land of Upper Austria, are subscribing a voestalpine AG bond issue**
- **Total issue volume of EUR 333 million successfully placed**
- **Duration of bond until end of 2010 and end of 2011 respectively**
- **5.75% annual fixed interest rate**

For purposes of further refinancing its takeover of Böhler-Uddeholm AG, voestalpine AG has issued a EUR 333 million fixed-interest bond, which has been offered exclusively to qualified investors pursuant to the Austrian Capital Markets Act. The Land of Upper Austria is one of the qualified investors, and it has subscribed for a major portion of the bond issue. The Land of Upper Austria and the remaining investors have thus demonstrated their confidence in the Land's largest company and regard their subscription for the bonds as a sound investment. The capital raised by this issue will be used to cover existing short-term loans. voestalpine AG's refinancing measures for its purchase of Böhler-Uddeholm AG are improved by this placement.

Voestalpine will redempt the bond in two tranches, with the first partial amount of EUR 222 million to be paid on December 17, 2010 and the second of EUR 111 million to be paid on December 17, 2011. Fixed interest on both tranches over the entire term of both will be paid at a rate of 5.75 per annum, which is in line with market rates on investments of this kind.

For further information please contact:
voestalpine AG
Corporate Communications
Gerhard Kürner
voestalpine Straße 1
4020 Linz
T. + 43/50304/15-2090
gerhard.kuerner@voestalpine.com
www.voestalpine.com

END

voestalpine
ONE STEP AHEAD.